FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated May 1, 2026

Item 1

Banco Santander, S.A. (“Banco Santander” or the “Bank”), in compliance with the Securities Market legislation, hereby announces the following:

OTHER RELEVANT INFORMATION

Reference is made to our notices of inside information dated 1 July 2025 (official registry numbers 2807 and 2808) concerning the acquisition of TSB Banking Group, plc (the “Acquisition”). The Bank hereby informs that the Acquisition was completed on 30 April 2026 (London time) on the terms previously announced.

Boadilla del Monte (Madrid), 1 May 2026

IMPORTANT INFORMATION

Does Not Constitute an Offer of Securities

Neither this document nor the information contained herein constitutes an offer to sell or a solicitation of an offer to purchase securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	May 1, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance